SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Expro Group Holdings N.V. (f/k/a Frank's International N.V.)
(Name of Issuer)

Common Stock, €0.06 nominal value per share
(Title of Class of Securities)

N3144W105
(CUSIP Number)

Glenn R. August
Oak Hill Advisors, L.P.
One Vanderbilt Avenue – 16th Floor
New York, NY 10017

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N3144W105	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. N3144W105	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. N3144W105	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors MGP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. N3144W105	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,294,045 shares of Common Stock (including options to purchase 198,154 Shares) 17,044 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. N3144W105	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, €0.06 nominal value per share (the "Common Stock"), of Expro Group Holdings N.V. (f/k/a Frank's International N.V.), a Netherlands limited liability company (the "Issuer"). The Issuer's principal executive office is located at 1311 Broadfield Blvd., Suite 400, Houston, TX 77084.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

(i)	Oak Hill Advisors, L.P., a Delaware limited partnership ("OHA"), as investment adviser to certain funds and client accounts (directly or through an affiliate) (together, the "Oak Hill Funds"), with respect to the Common Stock directly held by the Oak Hill Funds;

(ii)	Oak Hill Advisors GenPar, L.P., a Delaware limited partnership ("OHA GenPar"), as the general partner of OHA, with respect to the Common Stock directly held by the Oak Hill Funds;

(iii)	Oak Hill Advisors MGP, Inc., a Delaware corporation ("OHA MGP"), as the managing general partner of OHA GenPar, with respect to the Common Stock directly held by the Oak Hill Funds; and

(iv)	Glenn R. August, a United States citizen ("Mr. August"), as the Founder, Senior Partner and Chief Executive Officer of OHA, with respect to the Common Stock directly held by the Oak Hill Funds.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each of the Reporting Persons is One Vanderbilt Avenue, 16th Floor, New York, New York 10017.

(c)	The principal business of OHA is serving as an investment adviser to the Oak Hill Funds. The principal business of OHA GenPar is serving as the general partner of OHA. The principal business of OHA MGP is serving as the managing general partner of OHA GenPar. The principal business of Mr. August is serving as the Founder, Senior Partner and Chief Executive Officer of OHA. Mr. August is also the control person of OHA MGP.

CUSIP No. N3144W105	SCHEDULE 13D	Page 7 of 12 Pages

(d)-(e)	During the last five (5) years, no Reporting Person has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OHA and OHA GenPar are Delaware limited partnerships. OHA MGP is a Delaware corporation. Mr. August is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the Common Stock reported in this Schedule 13D pursuant to the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

Item 4.	PURPOSE OF TRANSACTION

On March 10, 2021, the Issuer and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands ("Merger Sub") and a direct wholly owned subsidiary of the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands ("Expro"), providing for the combination of the Issuer and Expro. The Merger Agreement provided for Expro to be merged with and into Merger Sub with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of the Issuer (the “Merger”). Each share of Expro common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive a number of shares of Common Stock equal to 1.2120 (after giving effect to the 1-for-6 reverse stock split that the Issuer effected immediately prior to the effective time of the Merger). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 11, 2021 (the "Merger 8-K").

On October 1, 2021 (the "Effective Date"), the Merger was consummated and in connection with the Merger, (i) the Oak Hill Funds received 29,095,891 shares of Common Stock in exchange for 24,006,522 shares of Expro common stock held by the Oak Hill Funds and (ii) OHA received options to purchase 198,154 shares of Common Stock that are currently exercisable in exchange for options held by OHA to purchase 163,494 shares of Expro common stock. On the Effective Date and immediately following the Merger, the name of the Issuer was changed to "Expro Group Holdings N.V."

CUSIP No. N3144W105	SCHEDULE 13D	Page 8 of 12 Pages

On March 10, 2021, the Issuer entered into a registration rights agreement (the "Merger Registration Rights Agreement") with certain Expro shareholders, including the Oak Hill Funds ("Registration Rights Holders"). The Merger Registration Rights Agreement became effective on the Effective Date. Pursuant to the Merger Registration Rights Agreement, among other things and subject to certain restrictions, upon request by the Registration Rights Holders, the Issuer is required to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, to register for sale the shares of Common Stock held by the Registration Rights Holders, or to conduct certain underwritten offerings. The Merger Registration Rights Agreement also provides for customary piggyback registration rights. The Merger Registration Rights Agreement contains a lock-up provision prohibiting, subject to certain limitations and exceptions, Registration Rights Holders from transferring the Common Stock for a period of 90 days after October 1, 2021. The foregoing description of the Merger Registration Rights Agreement is qualified in its entirety by the full text of the Merger Registration Rights Agreement, which is included as Exhibit A hereto.

On March 10, 2021, the Issuer entered into a director nomination agreement (the "Director Nomination Agreement") with certain parties, including the Oak Hill Funds (the "Prospective Nominating Parties"), which provides the Prospective Nominating Parties, subject to achieving and maintaining certain Common Stock ownership thresholds, with the right to select two directors (or in certain cases, one director) to the board of directors of the Issuer (the "Board") in connection with any annual or extraordinary general meeting of shareholders of the Issuer at which the election of one or more non-executive directors is a voting item on the agenda for such meeting, beginning with the 2022 annual general meeting of shareholders. The Director Nomination Agreement became effective with respect to the Oak Hill Funds at the Effective Date. The rights under the Director Nomination Agreement require that the Oak Hill Funds collectively own shares of Common Stock equal to at least 10% of the number of shares of Common Stock outstanding as of the Effective Date (after giving effect to the issuance of Common Stock in the Merger pursuant to the Merger Agreement). The above summary of the terms of the Director Nomination Agreement is qualified in its entirety by reference to the text of the Director Nomination Agreement, a copy of which is included as Exhibit B hereto.

Upon closing of the Merger, Eitan Arbeter ("Mr. Arbeter") and Alan Schrager ("Mr. Schrager"), each an employee of OHA, joined the Board. Mr. Arbeter and Mr. Schrager each received a grant of 8,522 restricted stock units as annual compensation to the non-employee members of the Board (collectively, the "RSUs"). These RSUs will vest on May 1, 2022. Pursuant to the policies of OHA, Mr. Arbeter and Mr. Schrager are deemed to hold the RSUs for the benefit of certain clients of OHA and accordingly hold no voting or investment control over the RSUs.

The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with other persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions.

CUSIP No. N3144W105	SCHEDULE 13D	Page 9 of 12 Pages

The Reporting Persons intend to review the Oak Hill Funds' investment in the Issuer on a continuing basis, taking into account various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable. The Reporting Persons may endeavor (i) to increase or decrease the Oak Hill Funds' position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or instruments that are either convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock shares and percentages of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 109,171,167 shares of Common Stock, which is the sum of (i) 108,955,969 shares of Common Stock outstanding as of October 4, 2021, (ii) 198,154 shares of Common Stock that OHA may purchase upon exercise of options, and (iii) the 17,044 shares of Common Stock underlying the RSUs reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons and the Oak Hill Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Oak Hill Funds. OHA Strategic Credit Master Fund II LP, an Oak Hill Fund, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than five percent of the outstanding Common Stock.

CUSIP No. N3144W105	SCHEDULE 13D	Page 10 of 12 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Oak Hill Funds are party to the Registration Rights Agreement and Director Nomination Agreement as described in Item 4.

Except as otherwise described in Item 4 and the Joint Filing Agreement attached as Exhibit C hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Merger Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to the Merger 8-K).

Exhibit B	Director Nomination Agreement (incorporated herein by reference to Exhibit 10.2 to the Merger 8-K).

Exhibit C	Joint Filing Agreement.

CUSIP No. N3144W105	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

/s/ Glenn R. August
GLENN R. AUGUST

CUSIP No. N3144W105	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT C

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 12, 2021

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

/s/ Glenn R. August
GLENN R. AUGUST